FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Prentice Grant	2. Issuer Name and Ticker or Trading Symbol Columbia Sportswear Company (COLM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) VP/Gen. Merchandise Mgr. Outerwear
(Last) (First) (Middle) 14375 NW Science Park Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/15/02
(Street) Portland, OR 97229		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/15/02		M		6,000	A	10.133		D
Common Stock	11/15/02		M		7,000	A	13.083		D
Common Stock	11/15/02		M		5,000	A	12.167		D
Common Stock	11/15/02		M		4,000	A	15.709		D
Common Stock	11/15/02		M		10,395	A	31.354		D
Common Stock	11/15/02		S		6,000	D	43.67		D
Common Stock	11/15/02		S		3,000	D	43.71		D
Common Stock	11/15/02		S		3,000	D	43.75		D
Common Stock	11/15/02		S		5,000	D	43.58		D
Common Stock	11/15/02		S		12,000	D	43.60		D
Common Stock	11/15/02		S		3,395	D	43.63	450	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee stock option (to buy)	10.133	11/15/02		M			6,000	(1)	11/07	Common Stock	6,000	10.133	5,211	D
Employee stock option (to buy)	13.083	11/15/02		M			7,000		5/08	Common Stock	7,000	13.083	25,500	D
Employee stock option (to buy)	12.167	11/15/02		M			5,000		1/10	Common Stock	5,000	12.167	10,555	D
Employee stock option (to buy)	15.709	11/15/02		M			4,000		4/10	Common Stock	4,000	15.709	17,945	D
Employee stock option (to buy)	31.354	11/15/02		M			10,395		3/11	Common Stock	10,395	31.354	15,855	D

Explanation of Responses:

(1) Options granted before 2001 become exercisable ratably over a period of 60 months following the grant date (Nov. 1997, May 1998, Jan. 2000, April 2000, respectively). Option expiring 3/11 becomes exercisable as follows: 25 percent is exercisable on the first anniversary of the first month following the grant date (March 2001), and the remainder becomes exercisable ratably over the following 36 months.

By: /s/ Carl Davis By Carl Davis, Attorney In Fact **Signature of Reporting Person	November 18, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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